As filed with the Securities and Exchange Commission on October 9, 2001
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                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                           ______________________


                        FORM 8-A/A (AMENDMENT NO. 1)

       FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES PURSUANT TO
       SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934


                      PLUM CREEK TIMBER COMPANY, INC.
           (Exact name of Registrant as Specified in its Charter)


        Delaware                                     91-1912863
----------------------------              -----------------------------------
(State of Incorporation or                (I.R.S. Employer Identification No.)
        Organization)


                        999 Third Avenue, Suite 2300
                         Seattle, Washington 98104
          -------------------------------------------------------
                  (Address of principal executive offices)




If this Form relates to the                    If this Form relates to the
registration of a class of                     registration of a class of
securities pursuant to Section                 securities pursuant to Section
12(b) of the Exchange Act and                  12(g) of the Exchange Act and
is effective pursuant to General               is effective pursuant to General
Instruction A.(c), please check                Instruction A.(d), please check
the following box. [X ]                        the following box. [ ]




Securities Act registration statement file number to which this form relates:__________________________
            (If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:


Title of Each Class                        Name of Each Exchange on Which
to be so Registered                        Each Class is to be Registered
-------------------                        ------------------------------

Common Stock, $.01 par value per share     New York Stock Exchange and
                                           Pacific Exchange




Securities to be registered pursuant to Section 12(g) of the Act:  None



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Item 1.  Description of Registrant's Securities to be Registered.

         The following summary of the current terms of the capital stock of Plum Creek Timber Company, Inc. (the "Corporation") is not meant to be complete and is qualified by reference to the certificate of incorporation and bylaws of the Corporation. Copies of the Corporation's certificate of incorporation and bylaws are incorporated by reference.

Authorized Capital Stock

         The Corporation has authorized 525,634,567 shares of capital stock, consisting of:

         o 300,634,566 shares of common stock, par value $.01 per share ("Common Stock");

         o 150,000,001 shares of Excess Stock, par value $.01 per share; and

         o 75,000,000 shares of Preferred Stock, par value $.01 per share ("Preferred Stock").

         Stock Outstanding

         As of October 9, 2001, approximately 181,926,000 shares of Common Stock were issued and outstanding and no shares of Preferred Stock were issued and outstanding. The outstanding shares of Common Stock are duly authorized, validly issued, fully paid and nonassessable. In addition, as of October 9, 2001, 7,238,035 shares of Common Stock were collectively reserved for issuance under the Corporation's employee benefit plans.

         Voting Rights

         Each holder of Common Stock is entitled to one vote for each share of Common Stock held of record on the applicable record date on all matters submitted to a vote of stockholders.

         Dividend Rights; Rights upon Liquidation

         The holders of Common Stock are entitled to receive, from funds legally available for the payment thereof, dividends when and as declared by resolution of the Corporation's board of directors, subject to any preferential dividend rights granted to the holders of any outstanding Preferred Stock. In the event of liquidation, each share of Common Stock is entitled to share pro rata in any distribution of the Corporation's assets after payment or providing for the payment of liabilities and the liquidation preference of any outstanding Preferred Stock.

         Preemptive Rights

         The holders of Common Stock have no preemptive rights to purchase, subscribe for or otherwise acquire any unissued or treasury shares or other securities.

Preferred Stock

         The Corporation's board of directors has the authority to determine and alter the rights, preferences, privileges and restrictions granted to or imposed on any unissued series of Preferred Stock and to fix the number of shares, distribution rights, conversion or exchange rights, voting rights, redemption rights, liquidation preferences, and sinking funds of any series of Preferred Stock. The authorized shares of Preferred Stock will be available for issuance without further action by the Corporation's stockholders, unless stockholder action is required by applicable law or by the rules of a stock exchange on which any series of the Corporation's stock may be listed. The Corporation has no current plans to issue any preferred stock.

Certain Effects of Authorized but Unissued Stock

         The Corporation's authorized but unissued shares of Common Stock and Preferred Stock may be utilized for a variety of corporate purposes, including future offerings to raise additional capital or to facilitate corporation acquisitions.

         The issuance of Preferred Stock could have the effect of delaying or preventing a change in control of the Corporation. The issuance of Preferred Stock could decrease the amount of earnings and assets available for distribution to the holders of Common Stock or could adversely affect the rights and powers, including voting rights, of the holders of Common Stock. In certain circumstances, such issuance could have the effect of decreasing the market prices of Common Stock.

         One of the effects of the existence of unissued and unreserved Common Stock or Preferred Stock may be to enable the Board of Directors to issue such shares which could render more difficult or discourage an attempt to obtain control of the Corporation by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of management. Such additional shares also could be used to dilute the stock ownership of persons seeking to obtain control of the Corporation.

Restrictions on Ownership and Transfer of Shares

         In order for the Corporation to qualify as a real estate investment trust ("REIT") under the Internal Revenue Code, among other things, not more than 50% in value of its outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals, as defined by the Internal Revenue Code. Also, shares of the Corporation's capital stock must be beneficially owned by 100 or more persons during the last 335 days of a taxable year of 12 months, other than the first year or during a proportionate part of a shorter year taxable year.

         To protect the Corporation from losing its status as a REIT, its certificate of incorporation, subject to some exceptions, provides that no person, other than the individuals designated in its certificate of incorporation and their affiliates, may beneficially own more than the Ownership Limit of the Corporation's shares of capital stock. "Ownership Limit" means the provisions in the Corporation's certificate of incorporation which prohibit ownership either directly or under the applicable attribution rules of the Internal Revenue Code of more than 5% of the lesser of the total number of shares of common stock outstanding or the value of the outstanding shares of common stock by any stockholder other than by some designated persons agreed to by the Corporation. As of October 8, 2001, these ownership restrictions, however, allowed the individuals designated in the Corporation's certificate of incorporation and some of their affiliates to beneficially own up to approximately 10% of the Corporation's capital stock, which percentage will be permanently reduced in accordance with any reduction in their proportional beneficial ownership from sales of shares of the Corporation's capital stock by these individuals and their affiliates or new issuances of capital stock by the Corporation, and which percentage will be increased to adjust for repurchases of capital stock by the Corporation.

         Any transfer of shares of Plum Creek capital stock is null and void, and the intended transferee will acquire no rights to the shares of capital stock, if the transfer would do any of the following:

         o cause any person to beneficially own shares of the Corporation's capital stock in excess of the Ownership Limit not otherwise permitted as provided above;

         o result in the shares of the Corporation's capital stock being owned by fewer than 100 persons within the meaning of section 856(a)(5) of the Internal Revenue Code;

         o result in the Corporation being "closely held" within the meaning of section 856(h) of the Internal Revenue Code;

         o result in the Corporation failing to qualify as a "domestically controlled REIT" within the meaning of section 897(h)(4)(B) of the Internal Revenue Code; or

         o otherwise cause the Corporation to fail to qualify as a REIT.

         The restriction on transferability and ownership described above which prohibits any person from beneficially owning shares of the Corporation's capital stock in excess of the Ownership Limit will not apply if the Corporation's board of directors, upon receipt of a ruling from the Internal Revenue Service or an opinion of counsel or other evidence or undertakings acceptable to it, waives the application of the Ownership Limit to a person subject to the limit, provided that:

         o the Corporation's board of directors obtains representations and undertakings as are reasonably necessary to ascertain that the acquiror's beneficial ownership or constructive ownership of shares of capital stock will not at that time or in the future result in any of the other situations described above; and

         o the acquiror agrees in writing that any violation or attempted violation of any other limitations, restrictions and conditions that the Corporation's board of directors may impose at the time of waiver with respect to the acquiror will result in the conversion of these shares in excess of the original limit applicable to the acquiror into shares of excess stock.

         If any purported transfer of the Corporation's capital stock or other event resulting in an increase in any holder's percentage interest in Common Stock would cause a purported transferee or holder to be in violation of the Ownership Limit or would cause the Corporation to be disqualified as a REIT, then the purported transferee or holder will not acquire or will cease to own, as the case may be, the number of shares in excess of the Ownership Limit or in excess of the highest number of shares which would allow the Corporation to remain qualified as a REIT. The excess stock will be converted automatically into an equal number of shares of stock and transferred automatically, by operation of law, to a trust, the beneficiary of which will be a qualified charitable organization selected by the Corporation. Automatic transfer shall be deemed to be effective as of the close of business on the trading day prior to the date of the violative transfer or event. Upon the occurrence of a conversion of shares of capital stock into an equal number of shares of excess stock, such excess stock shall be automatically retired and canceled, without any action required by the Corporation's board of directors, and shall thereupon be restored to the status of authorized but unissued shares of the particular class or series of capital stock from which this excess stock was converted and may be reissued by the Corporation as that particular class or series of capital stock.

         As soon as practical after the transfer of shares of excess stock to the trust, the trustee of the trust, who shall be designated by the Corporation, will be required to designate one or more persons who could own excess shares without violating the Ownership Limit or causing the Corporation to be disqualified as a REIT and to sell excess shares to these permitted transferees. Upon the trustee's designation and sale of the excess stock to the permitted transferee, shares of excess stock will automatically convert into an equal number of shares of capital stock of the same class and series from which the excess stock was converted. Upon the occurrence of a conversion of shares of excess stock into an equal number of shares of capital stock, shares of excess stock shall be automatically retired and canceled, without any action by the Corporation's board of directors, and shall be restored to the status of authorized but unissued shares of excess stock and may be reissued by the Corporation as excess stock. However, if the transfer of excess stock to a purported permitted transferee would or does violate any of the transfer restrictions set forth above, this transfer shall be void as to that number of shares of excess stock that cause the violation of this restriction when shares are converted into shares of capital stock and the purported permitted transferee shall be deemed to be a prohibited owner and shall acquire no rights in these shares of excess stock or the Corporation's capital stock. Shares of the Corporation's capital stock shall be automatically converted into excess stock and transferred to the trust from which they were originally transferred.

         Any prohibited owner shall be entitled, following acquisition of the shares of excess stock and the subsequent designation and sale of excess stock to a permitted transferee, to receive from the trustee sales proceeds received by the trust for the excess shares. The proceeds of a sale are calculated according to a formula in the Corporation's certificate of incorporation.

         In addition, excess shares held in the trust shall be deemed to have been offered for sale to the Corporation, or its designee, at a price per share equal to the lesser of the price per share in the transaction that created the excess stock or market value. The Corporation shall have the right to accept this offer for a period of 90 days.

         All certificates representing shares of Common Stock bear a legend referring to the restrictions described above.

         The Corporation is required to keep records which disclose the actual ownership of its outstanding shares of capital stock. Accordingly, in order to comply with these record keeping requirements, any person who beneficially owns more than 30% of the outstanding shares of any class or series of the Corporation's capital stock, or the lower percentages as are then required pursuant to regulations under the Internal Revenue Code, is required to provide to the Corporation, by January 31st of each year, a written statement or affidavit stating the name and address of the beneficial owner, the number of shares beneficially owned by the beneficial owner and a description of how the shares are held. In addition, each record and beneficial owner of the Corporation's capital stock shall, upon demand, be required to disclose to the Corporation in writing the information the Corporation may request in order to determine its status as a REIT and to ensure compliance with the Ownership Limit. In addition, the individuals designated in the Corporation's certificate of incorporation and their affiliates shall promptly notify the Corporation upon any transfer of its capital stock.

         The ownership limitations described above could have the effect of delaying, deferring or preventing a change of control in which holders of common stock might receive a premium for their shares over the then prevailing market price.

Section 203 of Delaware General Corporation Law

         Under Delaware law, an acquirer of 15% or more of the Corporation's voting stock must wait three years before engaging in a business combination with the Corporation unless one of the following exceptions is available:

         o approval by the Corporation's board of directors prior to the time the acquiror became a 15% holder of the Corporation's voting stock;

         o achieving an ownership level of at least 85% of the Corporation's voting stock in the transaction in which the acquiror became a 15% holder of the Corporation's voting stock; or

         o approval of the business combination by the Corporation's board of directors and at least two-thirds of the Corporation's disinterested holders of the Corporation's voting stock.

Any of these provisions could delay, deter or prevent a tender offer or takeover attempt with respect to the Corporation.


Transfer Agent and Registrar

         EquiServe, L.P. acts as transfer agent and registrar for the Common Stock.


Item 2.  Exhibits.



Number         Description

3.1 Plum Creek Timber Company, Inc. Certificate of Incorporation (incorporated herein by reference to Form 8-K, File No. 1-10239, filed October 9, 2001).

3.2 Certificate of Amendment to the Plum Creek Timber Company, Inc. Certificate of Incorporation (incorporated herein by reference to Form 8-K, File No. 1-10239, filed October 9,
               2001).

3.3 Amended and Restated Bylaws of Plum Creek Timber Company, Inc. (incorporated herein by reference to Form 8-K, File No. 1-10239, filed October 9, 2001).

4.1 Form of Common Stock Certificate (incorporated herein by reference to Form S-4, Registration No. 333-71371, filed January 28, 1999).



                                 SIGNATURE

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                            PLUM CREEK TIMBER COMPANY, INC.


                                            By: /s/    Rick R. Holley
                                            -------------------------------
                                            Name:      Rick R. Holley
                                            Title:     President and Chief
                                                       Executive Officer

Date:  October 9, 2001




                               EXHIBIT INDEX




Number         Description

3.1 Plum Creek Timber Company, Inc. Certificate of Incorporation (incorporated herein by reference to Form 8-K, File No. 1-10239, filed October 9, 2001).

3.2 Certificate of Amendment to the Plum Creek Timber Company, Inc. Certificate of Incorporation (incorporated herein by reference to Form 8-K, File No. 1-10239, filed October 9,
               2001).

3.3 Amended and Restated Bylaws of Plum Creek Timber Company, Inc. (incorporated herein by reference to Form 8-K, File No. 1-10239, filed October 9, 2001).

4.1 Form of Common Stock Certificate (incorporated herein by reference to Form S-4, Registration No. 333-71371, filed January 28, 1999).